Exhibit 11.2

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our Independent Auditors Report dated May 4, 2021 relating to consolidated financial statements of ReAlpha Asset Management, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of April 30, 2021 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the period from April 22, 2021 (inception date) to April 30 30, 2021, and the related notes to the consolidated financial statements. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We further consent to the reference to us under the caption “Experts” in the Offering Circular.

GBQ Partners LLC

Columbus, Ohio

May 8, 2021